ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006

202.857.6000 main
202.857.6395 fax

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Marc Rivera
Partner
202.350.3643 direct
marc.rivera@afslaw.com

March 17, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 3 to Registration Statement on Form F-4

Filed January 30, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated January 16, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to Registration Statement on Form F-4 filed on January 30, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 4 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Amendment No. 3 to Registration Statement on Form F-4 filed January 30, 2025
Summary of the Proxy Statement/Prospectus, page 1

1.	We note your revised Summary disclosure in response to prior comment 8. Please revise to balance your disclosure with equally prominent disclosure of YD Biopharma’s reliance on licensing partnerships and the Company’s competition from diagnostic and pharmaceutical companies focused on cancer blood tests. In your revised disclosure, please also clarify that the Company itself has not conducted any clinical trials or prepared any FDA submissions to date and these tests have not received FDA approval or clearance.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 2, 26, 27, 30, 183, and 232 of the Amended Registration Statement.

Smart In

Your World®

March 17, 2025 Page 2

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 79

2.	We have reviewed your revised disclosure in response to comment 20. Please disclose in tabular form each type of potentially dilutive security with the related number of potentially dilutive common shares.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 89, 92 and 93.

Comparative Per Share Data, page 89

3.	We note your revised disclosure in response to prior comment 21. We note your revisions to the “Comparative Per Share Data” table on page 90 to include the various redemption scenarios and the tables on pages 13-14. Please revise to include a separate dilution table and related disclosure that addresses each disclosure item required by Item 1604(c) of Regulation S-K, including subsections (c)(1) and (2). Please ensure the tabular disclosure reflects all material probable or consummated transactions and other material effects on Breeze’s net tangible book value per share from the business combination, including the PIPE financing, loan repayment, and estimated transaction expenses. Outside of the table, please describe each material potential source of future dilution that non-redeeming shareholders may experience if they elect not to tender their shares in connection with the business combination, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Please also disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 92 of the Amended Registration Statement.

March 17, 2025 Page 3

Background of the Business Combination, page 99

4.	We acknowledge your revised disclosure in response to prior comment 22, which we reissue in part. Please expand your disclosure of the 24 potential business combination targets the Breeze Board considered to discuss the industries these companies operated in. For the companies for which negotiations advanced the most, including any that you entered into letters of intent or other arrangements with, please revise to provide additional detail about the potential targets on an individual basis, such as the reason for terminating negotiations. We also note your disclosure on page F-67 relating to the business combination agreement that Breeze entered into with D-Orbit S.p.A. Please revise your disclosure in this section to describe in greater detail the Board’s reason for terminating this agreement with D-Orbit S.p.A.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 102-104 of the Amended Registration Statement.

5.	We note your revised disclosure on page 99 identifying certain representatives of Breeze and YD Biopharma and their financial and legal advisors in response to prior comment 23. Please revise your disclosure to identify such individuals and/or parties who participated in the meetings and discussions described throughout this section. For example, we continue to note references to “senior members” and of the Breeze management team and “principals” of Breeze and YD Biopharma.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 104-108 of the Amended Registration Statement.

6.	We note your revised disclosure in response to prior comments 24 and 25, which we reissue in part. We refer to your disclosure on page 102 that the preliminary equity value of YD Biopharma of $647.3 million was determined through arms-length negotiations between the management teams and that the Breeze Board considered the valuation reports, various methodologies, and discount rates in arriving at this valuation of YD Biopharma. Please revise to discuss the evolution of the negotiations of the preliminary equity value and other material terms of the letter of intent, including which party proposed which terms.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 104-107 of the Amended Registration Statement.

March 17, 2025 Page 4

Breeze’s Board of Directors’ Reasons for the Approval of the Business Combination, page 102

7.	We note your revised disclosure in response to prior comment 35, which we reissue in part. Please revise your disclosure in this section to address the following comments:

●	Please expand your disclosure in this section to describe in greater detail the comparable companies analysis performed by BDO Taiwan and the Breeze Board, including how the criteria for each of the comparable companies was chosen, the names of the companies, and whether any companies meeting the selection criteria were excluded from the analysis. Please also provide the disclosure requested with respect to the comparable transaction analysis performed by CIAA. We also note the Breeze Board considered several other companies not included in the BDO Report or CIAA Report, including Belite Bio. Please revise to describe and name the other companies considered.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 109-115 of the Amended Registration Statement.

●	In your revised disclosure, discuss the valuations of the comparable companies and the analyses provided by BDO Taiwan and how the Breeze Board applied the comparable companies analysis to determine the valuation for YD Biopharma in greater detail.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 109-115 of the Amended Registration Statement.

Please file a consent for BDO Taiwan pursuant to Securities Act Rule 436.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BDO Taiwan has informed YD Biopharma’s management that it is unable to provide its consent to be named in the Amended Registration Statement and to have its report filed as an Annex to the Amended Registration Statement. In light of the foregoing and as discussed with the Staff, the Company has revised the disclosure on pages 107-116 of the Amended Registration Statement to: (1) remove BDO Taiwan’s name from the Amended Registration Statement, (2) to state that a copy of BDO Taiwan’s report will not be included as part of the Amended Registration Statement, and (3) provide disclosure that investors should not rely on the summary of BDO Taiwan’s report or the conclusions set forth therein in evaluating the proposals in the Amended Registration Statement.

In addition, in light of BDO Taiwan’s inability to provide a consent, YD Biopharma engaged CIAA to perform an analysis of YD Biopharma’s enterprise value as of December 31, 2024. On March 13, 2025, YD Biopharma notified the Breeze board that the BDO Taiwan report could not be relied upon and provided the CIAA enterprise valuation report to Breeze’s board of directors for its review and consideration. YD Biopharma offered Breeze the opportunity to terminate, renegotiate or ratify and affirm the Merger Agreement without prejudice, and in reliance upon the CIAA enterprise valuation report and such other information as the Breeze board in its sole discretion deemed appropriate.

On March 14, 2025, the Breeze board voted to approve, reaffirm, ratify and move forward with the Merger Agreement as currently drafted. Disclosure relating to the foregoing has been added on pages 114-116 of the Amended Registration Statement, along with a copy of CIAA’s enterprise valuation report which has been added as Annex E to the Amended Registration Statement.

March 17, 2025 Page 5

8.	We note that page 104 states that the BDO Report included prospective financial information through 2038, as shown on Annex D-29, and we note revenue forecasts through 2039 were provided to CIAA, as shown on Annex E-31. To the extent these projections were considered and relied upon by the Board, please revise to describe the material bases and assumptions for the projections, including assumptions regarding regulatory approvals and any growth or discount rates used in preparing the projections. Explicitly discuss how the Board determined these projections were reasonable, particularly in light of the length of time reflected in the projections and considering the Company does not have regulatory approvals for its cancer screening tests or any product candidates related to eye diseases that it intends to develop. To the extent the Board did not rely upon these projections, please revise to explain the basis for such determination and how it separated these projections (or projections for certain years) from the valuation provided in the reports produced by BDO and CIAA. See Item 1606(b) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 111-116 of the Amended Registration Statement.

9.	We note the general descriptions of the types of valuation methodologies used in the BDO Report. Please revise to explain how these were applied to YD Biopharma and this transaction specifically. For example, the comparable transactions method should note the “transaction price” and “value multiples” used, and for the income approach you should quantify the “future income stream” and the “capitalization or discount.” The same should be revised with respect to each of the methodologies used in the CIAA Report. For example, disclose the “cost” that was calculated for the two cost methods described.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure was added on pages 110-114 of the Amended Registration Statement. The Company also wishes to advise the staff that neither the BDO Report nor the CIAA report was commissioned for the specific transaction between Breeze and YD Biopharma.

March 17, 2025 Page 6

Material U.S. Federal Income Tax Considerations, page 131

10.	We note your revised disclosure in response to prior comment 41, which we reissue. Your disclosure continues to state that the exchange of Breeze common stock for Pubco ordinary shares pursuant to the merger agreement is expected to “qualify as a tax-free exchange for U.S. federal income tax purposes,” but we also refer to your disclosure on page 134 that your counsel, Woolery & Co, “is unable to opine on the application of Section 367(a) of the Code to the exchange by a U.S. Holder of Breeze Common Stock in the Business Combination” as a result of “the inherently factual nature of the tests under the applicable Treasury Regulations, and the fact that these tests are generally applied based on the relevant facts at the time of, and following, the completion of the Business Combination.” Please revise your disclosure in this section to clearly state the tax consequences of the transaction. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion (for example, the facts are currently unknown or the law is unclear). For further guidance, see Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 71 of the Amended Registration Statement.

Information about YD Biopharma, page 172

11.	We note your revised disclosure in response to prior comment 42, which we reissue in part. Please revise to disclose the termination provisions of the EG BioMed License Agreements and the royalty term (if different than the term of the agreement).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 186 of the Amended Registration Statement.

12.	We note your revised disclosure in response to prior comment 44 that clinical studies for the breast and pancreatic cancer tests were initiated in 2017 and have continued to date at Taipei Medical University under the approval of the Institutional Review Board of Taiwan. Please expand your disclosure relating to these clinical trials to clarify whether YD Biopharma or EG BioMed sponsored the clinical trials and who conducted the trials; discuss the scope, size and design of the trials; specify the primary endpoints and whether they were met for any past trials; the criteria used for the enrollment of participants; whether the trials were powered to show statistical significance, and if so, the p-values; any serious adverse events and the number of patients who experienced them and the role of Taipei Medical University or its employees in conducting the trials, if any (we note that, based on Annex E-11, it appears EG BioMed spun off from Taipei Medical University, if so please revise to explain this relationship). Please also revise to disclose who conducted the “comprehensive statistical analysis” using the Cancer Genome Atlas (TCGA) database as disclosed on page 176. Please also revise to clarify whether YD Biopharma or EG BioMed has conducted any clinical trials regarding these diagnostic tests in the U.S.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 188-191 of the Amended Registration Statement.

March 17, 2025 Page 7

13.	We refer to your disclosure on page 172 that EG BioMed leverages AI using the Infinium MethylationEPIC v2.0 BeadChip to analyze DNA methylation patterns in plasma. Please clarify whether EG BioMed developed the Infinium MethylationEPIC v2.0 BeadChip platform and revise to provide greater detail relating to such platform, including the application of AI and the analyses of DNA methylation patterns.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 185 of the Amended Registration Statement.

14.	We note your revised disclosure on page 177 in response to prior comment 46, including that “the FDA application was originally prepared by EG Biomed because EG Biomed collected, organized, and managed the clinical data that is included in the application.” Please revise to clearly specify the clinical trials and data that EG BioMed included in its FDA application.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 189-190 of the Amended Registration Statement.

15.	We note your revised disclosure in response to prior comment 49, which we reissue in part. We refer to your statements on pages 1 and 2 that YD Biopharma collaborates with international pharmaceutical companies to provide competitors’ drugs and develop high-quality nutritional products, such as calcium supplements and other health supplements to be sold alongside eye drops. Your disclosure on page 215 continues to refer to the sale of drugs and medical products to corporate customers and nutritional products to retail customers. Please revise to describe in greater detail each drug, medical and nutritional products and supplements that YD Biopharma manufactures and/or sells, including a breakdown of YD Biopharma’s top individual products by revenue, where applicable. Please also specify the types of products from the “post COVID-19 era” and clarify whether YD Biopharma expects the continued increase in the sales demand for these products.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 233-236, and F-44 of the Amended Registration Statement.

March 17, 2025 Page 8

16.	We acknowledge your revised disclosure in response to prior comment 50, which we reissue in part. Please revise to identify your top corporate customers and specify the relevant jurisdictions within the Asia region, as applicable. Refer to Item 101(h)(4)(vi) of Regulation S-K. In addition, amend your risk factor disclosure to discuss the risks related to this customer concentration.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 35 and 202-203.

17.	We note your revised disclosure in response to prior comment 51, which we reissue in part. Please revise to identify your top supplier, which you disclosed as responsible for 72.1% of the Group’s purchases for the six months ended June 30, 2024, the terms of any agreement with this supplier and the sources and availability of raw materials for your products. Refer to Item 101(h)(4)(v) of Regulation S-K. To the extent applicable, please also tell us what consideration you gave to filing your agreement with your top supplier as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 203 of the Amended Registration Statement.

18.	We note your revised disclosure in response to prior comment 53, which we reissue in part. Please revise to discuss any material assumptions underlying the anticipated compound annual growth rates for each market.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 183-185 of the Amended Registration Statement. In addition, the Company advises the staff that the cited compound annual growth rates were taken from the publicly available portions of industry reports by well-known industry analysts. However, the Company did not purchase the full reports and is therefore unable to access the methodologies utilized by the authors of the reports to determine the material underlying assumptions of the authors.

March 17, 2025 Page 9

Our Eye Disease Treatment Business, page 180

19.	We note your revised disclosure in response to prior comment 56, which we reissue in part. Please revise your narrative disclosure relating to each eye product to provide greater detail of the mechanisms of action, key ingredients, timeline of development, and any regulatory requirements and/or approvals including the applicable jurisdiction. In your revised disclosure, please clearly state that any approvals or certifications that you have not yet obtained may not be obtained in the timeframe you have suggested and may never be obtained.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 194-198 of the Amended Registration Statement.

3D Global License Agreement, page 181

20.	We note your response to prior comment 47 and refer to your disclosure on page 212 that YD Biopharma recently entered into an exclusive licensed patent and know-how agreement with 3D Global to “pioneer the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases.” Please revise to discuss in greater detail the development and current status of the application of corneal mesenchymal stem cells and their exosomes for treating eye diseases, including additional detail concerning any trials conducted with respect to eye disease indications and any significant regulatory or other requirements the Company must satisfy to commercialize product candidates for these indications, as well as the timing for any additional planned trials.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 230 of the Amended Registration Statement.

March 17, 2025 Page 10

21.	We note your revised disclosure in response to prior comment 57. We refer to your statement that “[a]s of the date of this proxy statement/prospectus, the Group paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and that have alternative future use.” Please revise to explain the particular research and development projects and alternative future uses described here.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 198-199 and 258 of the Amended Registration Statement.

Our Clinical Testing Drug Supply Business, page 182

22.	We note your revised disclosure that YD Biopharma is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon in response to prior comment 58, which we reissue in part. Please clarify whether YD Biopharma has entered into agreements with Novartis, Alcon, and any other leading pharmaceutical companies, and if so, provide a brief description of the material terms of each agreement that YD Biopharma has entered into and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 199-200 of the Amended Registration Statement. Additionally, each of the agreements has been filed as an exhibit to the Amended Registration Statement.

Regulations Applicable to YD Biopharma’s Business, page 188

23.	We note your revised disclosure on page 190 and elsewhere in the prospectus in response to prior comment 45 that all new medical devices are placed in “Category III” by statute and that the FDA may regulate your cancer screening test products as “Class III” medical devices. Please expand your disclosure relating to Category III medical devices and the relevant statute referenced or reconcile your disclosure accordingly.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 19, 36, 183, and 208 of the Amended Registration Statement.

March 17, 2025 Page 11

Financial Statements of YD Biopharma Limited and Subsidiary Revenue Recognition, page F-21

24.	We note your revised disclosure in response to comment 63. Please also provide revenue disaggregation disclosure under ASC 606 for your full year 2023 and 2022 financial statements.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosers have been added on page F-21 of the Amended Registration Statement.

Exhibits

25.	Please revise to file the New Employment Agreements as exhibits.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that YD Biopharma has not yet entered into the New Employment Agreements with certain of its executive officers that will become officers of Pubco upon the closing of the business combination. Upon YD Biopharma entering into the New Employment Agreements with its executive officers, the Company will file the New Employment Agreements as exhibits in a subsequent filing.

26.	We note that “Attachment II” for the Patent Licensing and Technology Transfer Agreement and the Exclusive Licensing Agreement, filed as Exhibits 10.10 and 10.13, respectively, appears to be omitted. If you wish to redact information in these agreements as information you customarily and actually treat as private or confidential and the information is not material, please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please also include brackets indicating where the information is omitted from the filed version of the exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included Attachment II to Exhibits 10.10 and 10.13 as refiled with the Amended Registration Statement.

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March 17, 2025 Page 12

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By:	Marc Rivera

Enclosures

cc:	Dr. Ethan Shen, Ph.D., YD Bio Limited